FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[x] Check this box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number: 3235-0287         |
    obligations may continue.  See           | Expires: January 31, 2005     |
    Instruction 1(b).                        | Estimated average burden      |
                                             | hours per response.......0.5  |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

Danish Investment Fund for Central and Eastern Europe

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   (Last)            (First)            (Middle)

   4, Bremerholm
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                     (Street)

DK-1069 Copenhagen K,  Denmark
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     (City)          (State)             (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Hungarian Telephone and Cable Corp. (HTC)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

   N/A
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4. Statement for Month/Day/Year

   July 31, 2002
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5. If Amendment, Date of Original (Month/Day/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director                             [X] 10% Owner
   [ ] Officer (give title below)           [ ] Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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
                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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                                                                                       5. Amount of
                                                                                          Securities   6. Owner-
                                                                                          Beneficially    ship
                2. Trans-   2A. Deemed       3. Trans-     4. Securities Acquired (A)     Owned           Form:
                   action       Execution       action        or Disposed of (D)          Following       Direct     7. Nature of
                   Date         Date, if        Code          (Instr. 3, 4 and 5)         Reported        (D) or        Indirect
1. Title of       (Month/       any            (Instr. 8)    --------------------------   Transaction(s)  Indirect      Beneficial
   Security        Day/         (Month/Day/    ----------    Amount    (A) or     Price   (Instr.         (I)           Ownership
   (Instr. 3)      Year)         Year)         Code    V               (D)                3 and 4)        (Instr. 4)    (Instr. 4)
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
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Common stock,   July 31, 2002                 S              1,285,714  D        $9.32/       NONE           N/A            N/A
par value                                                                        share
$.001 per share
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

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
                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                    (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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    1.        2.        3.      3A.     4.         5.             6.            7.         8.        9.          10.       11.
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                                                                            Title and            Number of      Ownership
                                                Number of    Date Exer-     Amount of            Derivative     Form of
                                                Derivative   cisable and    Underlying           Securities     Deriv-
                               Deemed           Securities   Expiration     Securities    Price  Benefi-        ative
            Conver-            Execu-  Trans-   Acquired (A) Date (Month/   (Instr.       of     cially         Security:
            sion or   Trans-   tion    action   or Disposed  Day/Year)      and 4)        Deriv- Owned          Direct    Nature
            Exercise  action   Date,if Code     of (D)       -------------- ------------- ative  Following      (D) or    of
Title of    Price of  Date     any     (Instr. (Instr. 3,    Date                 Amount  Secur- Reported       Indirect  Indirect
Derivative  Deriv-    (Month/ (Month/   8)      4 and 5)     Exer-   Expir-       or Num- ity    Transaction(s) (I)       Beneficial
Security    ative      Day/    Day/   --------  --------     cisable ation        ber of  Instr. Month          (Instr.   Ownership
(Instr. 3)  Security   Year)   Year)  Code  V  (A)   (D)     able    Date   Title Shares  5)     (Instr. 4)     4)        Instr. 4)
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
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Put options
(1)
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

Explanation of Responses:

(1) The Shareholders' Agreement Concerning Hungarian Telephone and Cable Corp. (the "Shareholder's Agreement") between TDC A/S (formerly Tele Danmark A/S) ("TDC") and The Investment Fund for Central and Eastern Europe (the "Fund") dated May 11, 1999 provided for, among other things, certain call and put arrangements with respect to the Issuer's common shares held by the parties (the "Shares"), including a put option (the "Put Option") entitling the Fund to sell its Shares to TDC under certain circumstances. The arrangements with respect to the Put Option provided that, within 30 days of receipt by TDC of an exercise notice, TDC was required to purchase all of the Fund's Shares. On July 1, 2002, TDC received an exercise notice, and on July 31, 2002 TDC purchased 1,285,714 Shares from the Fund pursuant to the Put Option. The aggregate consideration for the sale was $11,979,000, which was determined based upon a formula contained in the Shareholder's Agreement intended to provide the Fund with a return on its purchase price for such Shares of 12% per year, including compounded interest. On August 2, 2002, TDC filed an amendment to its Schedule 13D reporting this transaction.

       /s/ Morten Christiansen
       /s/ J. Dan Jensen                                13 September 2002
       --------------------------------             ------------------------
        **Signature of Reporting Person                        Date


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

         * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

        ** Intentional misstatements or omissions of facts constitute Federal
           Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, on of which must be manually signed.
           If space is insufficient, see Instruction 6 for procedure



http://www.sec.gov/divisions/corpfin/forms/form4.htm
Last update: 09/05/2002